KH 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 67955

REPORT FOR THE PERIOD BEGINNING __January 1, 2010__ AND ENDING __December 31, 2010__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **East Wind Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1010 Avenue of the Americas   3rd Floor
(No. and Street)

New York   **New York**   **10018**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Singer   **561 - 784 -8922**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street   **Garden City**   **New York**   **11530**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11019437

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Joshua Schwartz__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __East Wind Securities, LLC__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN E GENTILIN
NOTARY PUBLIC STATE OF NEW YORK
NO. 01GE6123445
QUEENS COUNTY
MY COMMISSION EXPIRES 3-7-2013

Signature

__Managing Member__
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE YEAR ENDED DECEMBER 31, 2010

SEC FILE NO 8-67955

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE YEAR ENDED DECEMBER 31, 2010

SEC FILE NO 8-67955

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORTS THEREON

TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of	Registered with
AICPA	PCAOB

INDEPENDENT AUDITORS' REPORT

To the Member
East Wind Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of East Wind Securities, LLC ("the Company") as of December 31, 2010, and the related statements of operations, changes in member's capital, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2010 and the results of its operations, changes in member's capital, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, on pages 12 and 13, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tabriztchi &Co., CPA, P.C

Garden City, New York
February 23, 2011

7 Twelfth Street Garden City, NY 11530 ◆ Tel: 516-746-4200 ◆ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ◆ www.Tabrizcpa.com

1

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Cash	$	94,657
Prepaid expense and other assets		3,099
Equity based instrument		9,843
Total assets	$	107,599
Liabilities		
Accounts payable and accrued expenses	$	8,369
Total liabilities		8,369
Member's equity		99,230
Total liabilities and member's equity	$	107,599

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:

Advisory fees	$	968,328
Total revenue		968,328
Expenses:		
Guaranteed payments		457,000
Compensation and related costs		365,543
Professional fees		63,712
Regulatory fees		8,133
Rent		12,025
Miscellaneous		9,249
Total expenses		915,662
Net income	$	52,666

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Member equity at January 1, 2010	$	63,341
Distributions to Member		(16,777)
Net income, year ended December 31, 2010		52,666
Member equity at December 31, 2010	$	99,230

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:

Net income	$	52,666
Adjustments to reconcile net income to net cash provided by operating activities		
Receipt of warrants		(9,843)
Changes in current assets and liabilities		
Commissions receivable		34,258
Accounts payable		256
Prepaid and other assets		(956)
Net cash provided by operating activities		76,381
Cash flows from investing activities		-
Cash flows from financing activities		-
Distribution to Member		(16,777)
Net change in cash and cash equivalents		59,604
Cash and cash equivalents December 31, 2009		35,053
Cash and cash equivalents December 31, 2010	$	94,657
Supplemental disclosure of cash flow data:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 -NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue Recognition

Advisory fees include fees earned from placement agent and advisory services. Nonrefundable retainers received from advisory services are recorded as advisory fee income when received. Contingency fees are recognized at the time a transaction is consummated and the income is reasonably determinable.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturity of three months or less.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 94,657	-	
Equity Based instruments - warrants			9,843

Stock-Based Compensation

The Company's policy for equity instruments received in exchange for goods and services follows the provisions of ACS Topic 505-50. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance is reached or (ii) the date at which the Company's performance is complete. In accordance with ACS Topic 505, the fully vested, non-forfeitable equity instruments is classified as an asset and the revenues related to the fair value of the equity instrument is recognized over the term of the consulting agreement.

Recently Issued Accounting Pronouncements

In December 2010, FASB issued Accounting Standards Update 2010-29, Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations.` The amendments in this Update clarify the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the financial statements of the Company.

In December 2010, FASB issued Accounting Standards Update 2010-28, Intangibles— Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This update eliminates an entity's ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. As a result, goodwill impairments may be reported sooner than under current practice. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this standard is not expected to have a material effect on the financial statements of the Company.

In October 2010, the FASB issued a proposed Accounting Standards Update (ASU), "Receivables (Topic 310): Clarifications to Accounting for Troubled Debt Restructurings ("TDR") by Creditors" to assist creditors in determining whether a modification is a TDR. Currently, there is diversity in practice in identifying loan modifications that constitute TDRs, particularly when determining whether a concession has been granted. The

clarifications are proposed to be effective for interim and annual periods ending after June 15, 2011, and would be applied retrospectively to restructurings occurring on or after the beginning of the earliest period presented. The Company does not expect ASU-310 will have a material effect on its financial statements.

In September 2010, the FASB issued ASU-2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962). The objective of the amendments in this Update is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans are currently classified as investments in accordance with the defined contribution pension plan guidance in paragraph 962-325-45-10. Subtopic 962-325 requires most investments held by a plan, including participant loans, to be presented at fair value. Topic 820, Fair Value Measurements and Disclosures, provides specific guidance on how fair value should be measured.

The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company does not believe ASU-2010-25 will have any material effect on its financial statements.

In July 2010, the FASB issued an additional disclosure requirement regarding credit quality and the allowance for credit losses. The new disclosures will require significantly more information about credit quality in a financial institution's portfolio. Although this statement addresses only disclosures and does not seek to change recognition or measurement, the disclosure represents a meaningful change in practice. The new disclosure requirement affects loans, trade accounts receivable, notes receivable, credit cards, leveraged leases, direct financing leases, and sales-type leases. It requires two levels of disaggregation for disclosure: portfolio segment and class of financing receivable, such as commercial, consumer or residential loans. It will be effective for interim and annual reporting periods ending after December 15, 2010. The Company does not expect the provisions of this requirement will have a material effect on its financial statements.

In February 2010, FASB issued ASU 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*, which, among other things, amended FASB Accounting Standards Codification 855 to require an entity to disclose the date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued. The Company has incorporated this guidance into this Report.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describing the reasons for the transfers. These disclosure requirements were effective for reporting periods beginning after December 15, 2010, and had no material impact on the Company's financial

statements for the period ended March 31, 2010. Additionally, ASU 2010-06 requires disclosure of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements for fiscal years beginning after December 15, 2010. The Company does not expect the provisions of ASU 2010-06 to have a material effect on its financial statements.

NOTE 3 - CASH

The Company maintains cash balances at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for balances up to $250,000. The carrying value of cash at December 31, 2010 was $94,657. The cash balance at banking institutions at December 31, 2010 was $133,514.

NOTE 4. EQUITY BASED INSTRUMENTS

On May 1, 2010, the Company entered an agreement to assist a private firm ("the Client") in private placement of equity–linked securities. The Company agreed to review and comment on the Client's marketing and promotion materials and to identify and contact prospective investors. In addition to a non-refundable retainer and certain percentage of the proceeds from the investors, the Company received a non-cancellable seven year warrant to purchase 21,392 shares of Series A Preferred Stock of the Client ("the Warrant"). The Warrant provides for the purchase of the shares on the same terms (including class, $0.9817 exercise price per share and with reasonable piggy-back, anti dilution and cashless exercise rights) as apply to contemporaneously issued shares.

The Company used Black-Scholes Option Pricing Model to estimate the fair value of the Warrant. The model inputs included stock price and exercise price of $0.9817, a term of 7 years, risk free rate of 3.12% on a seven year US Treasury Note and volatility of 40%. According to ASC 718-10-55-51, in estimating the expected volatility of 40%, the Company identified public entities similar to the Client for which share or price information was available and considered the historical volatility of those entities.

NOTE 5 –RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On June 15, 2010, the Company entered into an *"Expense Sharing Agreement"* ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and related entity. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses. The Company currently pays $1,850 monthly for rent and related expenses and $275 monthly for certain other operating expenses.

The term of the Agreement commenced as of June 15, 2010 and will remain in effect for a three-year period. Thereafter, this agreement will be renewed automatically for successive three-year terms. Either party may terminate the Agreement at any time by giving one months' prior written notice to the other party.

As of December 31, 2010, no amounts were due to East Wind Advisors under the Agreement.

Management Fee Agreement

On September 1, 2010, the Company entered into a *"Management Fee Agreement"* with East Wind Advisors and East Wind Holdings, LLC ("East Wind Holdings"), a related entity. Under the Management Fee Agreement, the Company agreed to pay East Wind Advisors and East Wind Holdings for management consulting services provided.

As of December 31, 2010, no amounts were due to East Wind Advisors or East Wind Holdings, LLC under this agreement.

NOTE 6 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $86,288 which was $81,288 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.1 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 23, 2011; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

SCHEDULE I

Computation of Net Capital

Total member's equity	$	99,230
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and allowable subordinated liabilities		99,230

Less:
Non-allowable assets

Equity Based instruments	9,843
Prepaid expenses and other assets	3,099
Net capital before haircuts	86,288

Less:
Haircuts on securities

	-
Net capital	86,288

Aggregate indebtedness

Items included in the Statement of Financial Condition

Accounts Payable and accrued expenses	8,369
Aggregate indebtedness	8,369

Computation of basic net capital requirement

Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000

Net capital in excess of requirements	$	81,288
Excess net capital at 1000 percent		80,288

Ratio of aggregate indebtedness to net capital	.1 to 1

No material differences exist between the preceding computation and the computation included in the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2010.

SUPPLEMENTAL SCHEDULE OF COMPUTATION DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO RULE 15(C) 3-3
AS OF DECEMBER 31, 2010

SCHEDULE 2

STATEMENT REGARDING SEC RULE I5c3-3 DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of
AICPA

Registered with
PCAOB

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
East Wind Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of East Wind Securities, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have· made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

I. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tabrizchi & Co., CPA, P.C.

Garden City, New York
February 23, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 067955   FINRA   DEC
> EAST WIND SECURITIES LLC   7*7
> 1010 AVENUE OF THE AMERICAS RM 300
> NEW YORK NY 10018-5494

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Singer (561)784-8922

2. A. General Assessment (item 2e from page 2) $ _2421_

 B. Less payment made with SIPC-6 filed (exclude interest)   (_1325_)

 _____
 Date Paid

 C. Less prior overpayment applied   (_____)

 D. Assessment balance due or (overpayment)   _1,096_

 E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

 F. Total assessment balance and interest due (or overpayment carried forward) $ _1,096_

 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above) $ _1,096_

 H. Overpayment carried forward $(_____)

SEC Mail Mail Processing Section

MAR 01 2011

Washington, DC

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

East Wind Securities, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

_____
(Title)

Dated the **28** day of _February_ , 20 _11_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jan 01_, 20_10_
and ending _Dec 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _968,328_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _0_

   Enter the greater of line (i) or (ii)

   Total deductions

2d. SIPC Net Operating Revenues $ _968,328_

2e. General Assessment @ .0025 $ _2,421_
   (to page 1, line 2.A.)

2

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of
AICPA

Registered with
PCAOB

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED UPON PROCEDUES TO EAST WIND SECURITIES, LLC'S SIPC ASSESSMENT RECONCIATION

To The Sole Member
East Wind Securities LLC
1010 Avenue of the Americas
3rd Floor
New York, NY 10018

In accordance with Rule 17a-S(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by East Wind Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating East Wind Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). East Wind Securities, LLC's management is responsible for East Wind Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in East Wind Securities, LLC's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tabrizkhu & Co., CPA, P.C

Garden City, New York
February 23, 2011